First Priority Financial Corp.

2 West Liberty Boulevard, Suite 104

Malvern, PA 19355

January 24, 2013

VIA FACSIMILE AND EDGAR

ATTN: Mr. David Lyon

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	First Priority Financial Corp.
Registration Statement on Form S-4
File No. 333-183118

Ladies and Gentlemen:

First Priority Financial Corp. (the “Company”) hereby requests that the effective date of the Company’s above-referenced Registration Statement on Form S-4 be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) so that the Registration Statement will become effective Friday, January 25, 2013, or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities specified in the above referenced registration statement. In addition, the Company hereby acknowledges the following:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David W. Swartz, of Stevens & Lee, P.C. at (610) 478-2184 with any questions you may have concerning this request.

Very truly yours,

FIRST PRIORITY FINANCIAL CORP.

By:	/s/ Lawrence E. Donato
Name:	Lawrence E. Donato
Title:	Executive Vice President and Chief Financial Officer